The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2008 AUG 27 A 6:30

August 21, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings
The ~~Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release document to the Commission:

CAPITAL ADEQUACY RATIO FOR THE 1ST QUARTER OF FISCAL YEAR 2008

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

08004560

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Masazumi Eto

Masazumi Eto
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
AUG 29 2008
THOMSON REUTERS

dlw 8/28

(共Ea40 貯外15.5 2000 NCR)

August 21, 2008

To whom it may concern:

RECEIVED

2008 AUG 27 A

Chuo Mitsui Trust Holdings, Inc.
President: Kazuo Tanabe
Code No.: 8309

Capital adequacy ratio for the 1st Quarter of Fiscal Year 2008

Chuo Mitsui Trust Holdings, Inc. hereby announces the capital adequacy ratio for the 1st Quarter of Fiscal Year 2008.

(1) Chuo Mitsui Trust Holdings, consolidated basis (No.2 standards)

(Unit: yen million, %)

	No.	End-6/08	Change	End-3/08
Total capital (2+3-4)	1	1,003,313	(119,035)	1,122,349
Tier I	2	758,216	(119,841)	878,057
Tier II	3	269,057	5,295	263,762
Items for deduction (minus)	4	23,960	4,489	19,470
Risk adjusted assets	5	8,178,398	69,396	8,109,001
Capital adequacy ratio (1/5)	6	12.26	(1.58)	13.84
Tier1 ratio (2/5)	7	9.27	(1.55)	10.82
Total required capital amount (5x8%)*	8	654,271	5,551	648,720

The consolidated capital adequacy ratio for Chuo Mitsui Trust Holdings, Inc. reflects the influence of the reduction of capital surplus (127.3 billion yen) due to the share repurchase and cancellation conducted on July 3, 2008.

(2)The Chuo Mitsui Trust and Banking, consolidated basis (Japanese domestic standards)

(Unit: yen million, %)

	No.	End-6/08	Change	End-3/08
Total capital (10+11-12)	9	893,882	11,997	881,885
Tier I	10	648,735	11,185	637,549
Tier II	11	269,057	5,295	263,762
Items for deduction (minus)	12	23,910	4,484	19,426
Risk adjusted assets	13	7,935,567	68,489	7,867,077
Capital adequacy ratio (9/13)	14	11.26	0.06	11.20
Tier1 ratio (10/13)	15	8.17	0.07	8.10
Total required capital amount (13x8%)*	16	634,845	5,479	629,366

(3) The Chuo Mitsui Trust and Banking, non-consolidated basis (Japanese domestic standards)

(Unit: yen million, %)

	No.	End-6/08	Change	End-3/08
Total capital (18+19-20)	17	924,014	9,171	914,842
Tier I	18	681,330	8,285	673,044
Tier II	19	269,057	5,295	263,761
Items for deduction (minus)	20	26,372	4,409	21,963
Risk adjusted assets	21	7,949,095	61,797	7,887,297
Capital adequacy ratio (17/21)	22	11.62	0.03	11.59
Tier1 ratio (18/21)	23	8.57	0.04	8.53
Total required capital amount (21x8%)*	24	635,927	4,944	630,983

(4) Chuo Mitsui Asset Trust and Banking, non-consolidated basis (Japanese domestic standards)

(Unit: yen million, %)

	No.	End-6/08	Change	End-3/08
Total capital (26+27-28)	25	37,601	3,153	34,447
Tier I	26	37,601	3,153	34,447
Tier II	27	-	-	-
Items for deduction (minus)	28	-	-	-
Risk adjusted assets	29	130,147	(364)	130,512
Capital adequacy ratio (25/29)	30	28.89	2.50	26.39
Tier1 ratio (26/29)	31	28.89	2.50	26.39
Total required capital amount (29x4%)	32	5,205	(15)	5,220

(*) Though Chuo Mitsui Trust Holdings, Inc. uses the No.2 standards, and The Chuo Mitsui Trust and Banking Co., Ltd. uses Japanese domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of total required capital amount.

For inquiries concerning this matter, please contact:
Chuo Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Tel: +81-3-5232-8827

END